TELEMAR NORTE LESTE S.A.            TELE NORTE LESTE PARTICIPACOES S.A.
  A Public Traded Company in Brazil         A Public Traded Company in Brazil
    CNPJ/MF n. 33.000.118/0001-79             CNPJ/MF n. 02.558.134/0001-58

                           Statement of Material Fact

Telemar Norte Leste S.A. ("TMAR") and Tele Norte Leste Participacoes S.A. ("TNL"), in addition to the information released in the Statement of Material Fact dated as of December 20, 2007, hereby inform the public that the Board of Directors of the Brazilian Telecommunications Agency - ANATEL, at a meeting held on March 4, 2008, approved the acquisition by TMAR of common and preferred shares issued by Tele Norte Celular Participacoes S.A. ("TNCP"), the controlling shareholder of Amazonia Celular S.A. ("Amazonia Celular"), pursuant to the stock purchase agreement ("Stock Purchase Agreement") between TMAR and Vivo Participacoes S.A. ("Vivo") dated December 20, 2007. The shares to be acquired under the Stock Purchase Agreement represent 51.86% of the common shares, 0.09% of the preferred shares, and 19.34% of the total share capital of TNCP. The actual transfer of TNCP's shares to TMAR is subject to necessary corporate approvals of the seller and the completion of adjustments pursuant to the Stock Purchase Agreement.

The aggregate acquisition price for the shares under the Stock Purchase Agreement is R$120,009,893. This amount corresponds to an acquisition price of R$92.74 per common share of TNCP, which is equivalent to a price of R$141.80 per common share of Amazonia Celular. Such prices will be adjusted by the average of the daily rates of the Interbank Deposit Certificate - CDI from August 2, 2007 until the date payment is actually made as established in the Stock Purchase Agreement. Additionally, TMAR will acquire from Vivo certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling
n. 319/1999, for the price of R$ 21.1 million.

In view of the anticipated satisfaction of the conditions precedent established in the Stock Purchase Agreement, TMAR intends to submit to the Brazilian Securities Commission ("CVM"), in the next few days, together with Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios, in its capacity as dealer manager, requests for the registration of public tender offers for the acquisition of any and all common shares ("Tender Offers") held by the non-controlling shareholders of TNCP and Amazonia Celular, pursuant to article 254-A of Law n. 6.404/76 and CVM Ruling n. 361/02.

The tender offer for TNCP common shares will be at the price of R$74.19 per common share, and the tender offer for Amazonia Celular common shares will be at the price of R$113.44 per common share. Both prices will be adjusted by the average of the daily rates of the Interbank Deposit Certificate - CDI from August 2, 2007, the date on which Vivo and Telpart Participacoes S.A. ("Telpart") entered into a stock purchase agreement for the
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purchase by Vivo of the common and preferred shares of TNCP held by Telpart, until the date payment is actually made. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by TMAR to Vivo for the common shares of TNCP and Amazonia Celular, in compliance with the provisions of article 254-A of Law n. 6,404/76.

TMAR also intends to submit to the Bolsa de Valores de Sao Paulo S.A. (the "Bovespa") drafts of notices of voluntary tender offers (the "Voluntary Tender Offers") for the outstanding preferred shares issued by TNCP and Amazonia Celular. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of TNCP and Amazonia Celular and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of Amazonia Celular, which may be preferred class A, B, C, D or E shares. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect TMAR's decision to commence the Voluntary Tender Offers and to the approval of the Voluntary Tender Offers Notices by the Bovespa.

The prices to be offered in the Voluntary Tender Offers are equal to the prices established by Vivo for the preferred shares of TNCP and Amazonia Celular in its proposal for the acquisition of the common and preferred shares held by Telpart, in accordance with the Statement of Material Fact issued by Vivo on August 2, 2007, as adjusted to reflect the reverse splits of TNCP shares and Amazonia Celular shares that took place after that date. These prices correspond to the weighted average prices of TNCP preferred shares and Amazonia Celular preferred Class A shares ("TMAC5"), respectively, for the 30 day period prior to August 1, 2007, plus a 25% premium.

TMAR hereby reiterates that the commencement of the Voluntary Tender Offers is subject to the development of the overall conditions in the capital and financial markets and the non-occurrence of any event that may materially alter our perspectives of the profitability of TNCP and Amazonia Celular and, therefore, impact TMAR's decision to commence the Voluntary Tender Offers.

The Voluntary Tender Offers do not have the purpose of cancelling the registration of TNCP or Amazonia Celular as publicly traded companies with the CVM. TMAR's management will inform its shareholders and the market of the satisfaction of the conditions that would enable the above-mentioned transactions to proceed as well as any other events that may have an impact on their occurrence.

                         Rio de Janeiro, March 6, 2008.

                           Jose Luis Magalhaes Salazar
                           Investor Relations Officer
        Telemar Norte Leste S.A. and Tele Norte Leste Participacoes S.A.
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THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO
PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TNCP OR AMAZONIA CELULAR. ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE OR THE RELEVANT EDITAL THAT TMAR INTENDS TO LAUNCH AND, TO THE EXTENT REQUIRED, TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE RESPECTIVE LAUNCH DATES. SHAREHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN ANY SUCH OFFERS SHOULD READ CAREFULLY THE OFFERS TO PURCHASE AND THE EDITAIS RELATING TO SUCH OFFERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH OFFERS. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS RELATING TO SUCH OFFERS THAT ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE COMMISSION'S WEBSITE AT www.sec.gov. COPIES OF THE DOCUMENTS RELATING TO SUCH TENDER OFFERS INCLUDING THE RESPECTIVE EDITAIS AND LAUDOS WILL BE MADE AVAILABLE AT TMAR'S HEADQUARTERS WHEN THE OFFERS ARE LAUNCHED AND AS PER THE ANNOUNCEMENT TO BE MADE AT THE TIME THE OFFERS ARE LAUNCHED.